FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on August 28, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the registrant agreed to transfer the shares of Cable West to J:COM.

2.	News release issued on August 28, 2006, by the registrant, announcing the secondary offering of shares.

3.	News release issued on August 28, 2006, by the registrant, announcing the closure of Panasonic Electronic Devices U.K. Ltd.

4.	News release issued on August 30, 2006, by the registrant, announcing the closure of Matsushita Air-Conditioning India Private Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: September 8, 2006

August 28, 2006
FOR IMMEDIATE RELEASE
Jupiter Telecommunications Co., Ltd.
Matsushita Electric Industrial Co., Ltd.

Matsushita Agrees to Transfer the Shares of Cable West to J:COM

Tokyo, Japan, August 28, 2006 – Jupiter Telecommunications Co., Ltd. (“J:COM”) and Matsushita Electric Industrial Co., Ltd. (“Matsushita”), best known for its Panasonic brand name, announced today the signing of the definitive stock purchase agreement that Matsushita will transfer all its shares in Cable West Inc. (“Cable West”) to J:COM on September 28, 2006. Matsushita will transfer 107,801 shares, which represent 56% of the total issued and outstanding shares of Cable West, to J:COM for approximately 40.9 billion yen.

Cable West is the third largest cable TV operator in Japan, which consists of six operating companies and their holding company. Cable West provides services to nine wards of Osaka city and eleven cities and one town in the northern area of Osaka prefecture. The total number of households subscribing to Cable West exceeds 350,000 as the result of success of business in each area. In light of the current intensified competition in the industry, Cable West aims to realize further growth with J:COM which is the largest multiple system operator in Japan.

By this transfer, J:COM is expected to increase its subscribers from 2.23 million to 2.58 million households and increase market share from about 30% to 35%(estimated by J:COM) at the end of July, 2006, which will strengthen its competitiveness. Furthermore, J:COM and Cable West pursue positive synergy effects in various aspects such as cost reduction by common use of facilities and joint purchase of equipment and programs, and efficiency in the operating and marketing structure. Going forward, J:COM and Cable West will realize new business strategy for their growth in Kansai area and for further growth, and aim to build up a cable TV group which contributes to the development of the region and the industry, by utilizing the strength of both J:COM and Cable West. J:COM will make efforts to provide its customers with better services by utilizing the know-how and its strength in the local areas both of which J:COM has established.

Matsushita Group, including Cable West, has been one of the leading companies in the cable TV business and in the areas of digitization, interactivity and high speed communication etc. of broadcast and telecommunication services. By this share transfer and further collaboration with J:COM in the business of cable-related equipment and services, Matsushita aims to expand its business and contribute to the development of the industry through concentration of its management resources on set-top box (STB) and broadcasting system businesses, and expansion of TV portal services (T navi services).

J:COM and Matsushita have also entered into the contract to strengthen the mutual collaboration in the STB business and T navi services, and to transfer all shares Matsushita holds in J:COM Shonan Co., Ltd., J:COM Chiba Co., Ltd., J:COM Kansai Co., Ltd., Hokusetsu Cable Net Co., Ltd. and Kansai Multimedia Service Company to J:COM for approximately 3.9 billion yen.

- more -

2

Outline of Cable West

Representative:	Masayuki Matsumoto, President

Date of establishment:	October 5, 2000
(Kansai Cable Net Co., Ltd., established on October 5, 2000, merged with Osaka Central Cable Network Co., Ltd. and changed its company name to Cable West Co., Ltd. on December 1, 2004.)

Headquarters:	1-61, 2-Chome, Shiromi, Chuo-ku, Osaka city, Japan

Main businesses:	Cable television operations and Telecommunications business, etc.

Group companies:	Suita Cable Television Co., Ltd., Toyonaka Ikeda Cable Net Co., Ltd., Takatsuki Cable Network Co., Ltd., Higashi-Osaka Cable Television Co., Ltd., Kitakawachi Cable Net Co., Ltd. and Osaka Central Company (Internal division company of Cable West)

Services area:	Osaka city (Asahi / Kita / Joto / Chuo / Tsurumi / Higashinari / Higashiyodogawa / Miyakojima / Yodo wards), Suita city, Toyonaka city, Ikeda city, Takatsuki city, Simamoto town, Higashiosaka city, Moriguchi city, Kadoma city, Daito city, Sijonawate city, Katano city and Neyagawa city

Number of employees:	721 in total (as of April 1, 2006)

Sales:	23,398 million yen* (Fiscal year ended March 31, 2006)

Total assets:	31,900 million yen* (as of March 31, 2006)

(Notes) *Amounts less than 1 million yen have been omitted.

      Sales are calculated by simply aggregating those of the group companies.

      Total assets are calculated by eliminating accounts such as investments and internal borrowings & lendings.

- more -

3

Services areas

    [Before the transfer]

    [After the transfer]

- more -

4

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan’s largest multiple system operator based on the number of subscribing customers, serving over 2.23 million subscribing households (as of July 31, 2006) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 19 managed franchises (as of July 31, 2006) operating at the local level. The number of serviceable households or “homes passed” in J:COM franchise areas is approximately 8.1 million (as of July 31, 2006). J:COM’s principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM’s website at http://www.jcom.co.jp/.

About Matsushita

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), and Frankfurt* stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

*Matsushita plans to complete delisting procedures for the Frankfurt Stock Exchange in August 2006.

Media Contact:

Koji Kobayashi

Jupiter Telecommunications Co., Ltd.

Tel:+81-3-6765-8157        Fax: +81-3-6765-8091

Akira Kadota

Matsushita Electric Industrial Co., Ltd.

Tel:+81-3-3578-1237        Fax:+81-3-3436-6766

Panasonic News Bureau

Tel:+81-3-3542-6205        Fax:+81-3-3542-9018

###

August 28, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Notice of Secondary Offering of Shares

Osaka, Japan, August 28, 2006 — Matsushita Electric Industrial Co., Ltd. [NYSE symbol: MC], best known for its Panasonic brand, today announced that its Board of Directors has resolved as follows in connection with the secondary offering of its shares.

1.	Class of shares to be offered and sold: Common stock

2.	Selling shareholders and number of shares to be sold:

Name	Number of shares to be sold
Japan Trustee Services Bank, Ltd.	17,121,000 shares
(Trust account in favor of Banks’ Shareholdings
Purchase Corporation held in Mitsui Asset Trust and Banking Company, Limited)
Sumitomo Life Insurance Co.	14,830,000 shares
Sumitomo Mitsui Banking Corporation	7,500,000 shares
Resona Bank, Ltd.	1,500,000 shares

Total	40,951,000 shares

3.	Offer price:

To be determined on any date from Monday, September 11, 2006 through Wednesday, September 13, 2006 (the “Offer Price Determination Date”) in a range of 90 % through 100 % of the share price (closing price) on Tokyo Stock Exchange, Inc. on any such date based on demands accumulated in the book-building method in accordance with Article 7-2 of Fairness Rules of Japan Securities Dealers Association.

- more -

4.	Method of secondary offering:

All of the shares to be offered shall be underwritten by several underwriters.

The consideration of the underwriters for such offering shall be the aggregate amount of the offer price minus the aggregate subscription amount to be paid by the underwriters to the selling shareholders.

5.	Offer period:

Expected to be the period from the business day immediately following the Offer Price Determination Date through the third business day following the Offer Price Determination Date

6.	Delivery date:

Expected to be the seventh business day following the Offer Price Determination Date

7.	Subscription money: The same amount as the offer price per share

8.	Unit of offering: 1,000 Shares

9.	The determination of the offering price and all other matters necessary in connection with this offering has been left to the discretion of the representative directors of the company.

10.	The company filed a Securities Registration Notice on August 28, 2006 under the Securities and Exchange Law of Japan.

(Reference)

Purpose of the offering:

The purpose of the above offering is to diversify the company’s shareholder distribution by selling shares mainly focused on individual investors.

The purpose of this press release is to make a general public statement of the sale of shares of common stock of Matsushita Electric Industrial Co., Ltd. outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investments in such common stock. Such common stock may not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

# # #

August 28, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita to Close Panasonic Electronic Devices U.K. Ltd.

Osaka, Japan, August 28, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced plans to discontinue operations at Panasonic Electronic Devices U.K. Ltd. – PEDUK at the end of December 2006, and to begin closing/liquidation procedures. PEDUK is a manufacturing site in the U.K. of Panasonic Electronic Devices Co., Ltd. (PED), as well as a consolidated subsidiary of MEI.

PEDUK, which manufactures car speakers for European automobile manufacturers, has faced severe price declines due to intensified competition. This closing is a part of PED’s global restructuring initiatives, thereby manufacturing of the car speakers is scheduled to be transferred to PED’s overseas factories in Asia and Slovakia.

- more -

[Reference]

PEDUK Company Overview

1.	Basic Information (as of March 31, 2006)

Company name	Panasonic Electronic Devices U.K. Ltd.
Representative	Yoshimitsu Hioki, Managing Director
Location of head office	Port Talbot, U.K.
Date of incorporation	March 3, 1988
Principal business	Manufacture of car speakers
Share capital	GBP 9,000,000
Number of employees	242
Total number of outstanding shares	9,000,000 shares
Stockholders’ equity	GBP 4,780,000
Total assets	GBP 8,772,000
Financial closing date	March 31
Shareholders (% ownership)	Panasonic Europe Ltd. 100%
Principal customers	Group sales companies in Europe
Financial Institution	Panasonic Finance (Europe) plc

2.	Financial Results (for the most recent three fiscal years)

(thousands of GBP, except per share amounts, which are in GBP)

Fiscal year ended:	March 2004	March 2005	March 2006
Net sales	11,169	11,526	15,615
Income (loss) before income taxes	(1,872)	(934)	175
Net income (loss)	(1,872)	(257)	175
Net income (loss) per share	(0.208)	(0.029)	0.019
Cash dividends per share	—	—	—
Stockholders’ equity per share	0.54	0.51	0.53

This matter will have no material effect on Matsushita’s consolidated or parent-alone financial position or performance.

# # #

August 30, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita to Close Matsushita Air-Conditioning India Private Limited

Osaka, Japan, August 30, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced plans to begin closing/liquidation procedures for its consolidated subsidiary Matsushita Air-Conditioning India Private Limited (MAI).

MAI, which has been manufacturing and selling window-mounted home air-conditioners in the Indian market since 1997, has faced sales declines, due to a shift in demand from window-mounted type to wall-type. Under these circumstances, MAI has been phasing out its operations for years and, thus, MAI in effect no longer operates the business currently. Accordingly, MEI decided to eliminate the business of window-mounted home air-conditioners in India.

For future forward, MEI will focus on the prospective wall-type air-conditioner business instead of window-mounted home air-conditioner business in the Indian market. Considering the expanding Indian market and a decrease in import taxes, MEI will strive to provide high value-added products into the Indian market from manufacturing sites such as Malaysia under MEI’s optimal global manufacturing locations and, thus, MEI aims to further increase its sales in the Indian market.

- more -

[Reference]

Matsushita Air-Conditioning India Private Limited Overview (as of March 31, 2006)

Company name	Matsushita Air-Conditioning India Private Limited
Representative	Masahiro Tatekawa, Managing Director
Principal office	Tamil Nadu, India
Date of incorporation	June 5, 1997
Principal business	Manufacture and sale of window-mounted home air-conditioners
Share capital	I. Re 1,075 million
Financial closing date	March 31
Number of employees	5
Total number of outstanding shares	107.5 million shares
Stockholders’ equity	I. Re 22 million
Total assets	I. Re 112 million
Stockholders (% ownership)	MEI 100%
Principal customers	Affiliated retail stores of air-conditioners and mass electronic retailers in India
Financial Institution	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Financial Results (for the most recent three fiscal years)

(millions of I. Re, except per share amounts, which are in I. Re)

Fiscal year ended:	March 2004	March 2005	March 2006
Net sales	228	111	0
Income (loss) before income taxes	2	(50)	(176)
Net income (loss)	2	(49)	(176)
Net income (loss) per share	0	0	(2)
Cash dividends per share	0	0	0
Stockholders’ equity per share	2	2	0

This matter will have no material effect on Matsushita’s consolidated or parent-alone financial position or performance.

# # #